Indosat  Records 20 Million Customers in First Semester 2007 :

Supported by “Indosat Strong Signal”

Yogyakarta, 20 Juli 2007 – PT Indosat Tbk (“Indosat”) today announced that the company achieved 20 million cellular subscribers at the end of the first half 2007 which reflects an increase of 44% from the same period of last year.  With this achievement, the company increased 3.3 million cellular subscribers in the first half 2007. The management of the company affirmed this achievement in the re-launch of the campaign of “Indosat Strong Signal: Wherever You Go Indosat Strong Signal Will Be There” (Indosat Strong Signal) held in Yogyakarta today.

“Our achievement of the cellular subscribers in this first half 2007 exhibited customer confidence on our service quality. In the future, we will continuously enhance our services with expanding our area coverage, providing strong signal and more services and features that benefit our customers including both postpaid and prepaid customers. The launching of Indosat Strong Signal today shows our commitment for the public and Indosat customers. It is expected that this improvement will support us to obtain 21-23 million cellular subscribers at the end of 2007” noted Johnny Swandi Sjam, President Director PT Indosat in the press conference of re-campaign of strong signal in Yogyakarta.

Indosat Strong Signal campaign was launched inline with the improvement in Indosat network reliability and quality which produce stronger and clearer cellular signal in the market. This condition was proven during flood disasters in Jakarta and its surrounding areas, Indosat network remain unaffected. During other telecommunication traffic surge such as in Ied, New Year and other public holiday, Indosat network can still able to serve customers need without any major disturbances.

“We understand that strong signal is the important factor being considered by customers in determining their communication services. Indosat very understand the importance of convenience and satisfaction in communication for customers,” added Johnny Swandi Sjam.

Many efforts has been conducted by Indosat in strengthening its network namely the completion of network integration in 2006 as the consequences of Indosat merger process with its two cellular subsidiaries and plan to develop 3,500 new BTS in 2007 including development of other infrastructures. Our efforts to broaden and strengthen network is implemented through Indosat commitments to allocate at least US$1 billion in 2007.

“Target to be achieved by Indosat is wherever Indosat customers and potential customers travel in Indonesia, and wherever they are located, they will find Indosat strong signal, therefore, they can easily communicate to everywhere. Thus, for Matrix, Mentari, IM3 or StarOne users, please enjoy Indosat strong signal which become more reliable, stronger and broader,” explain Johnny Swandi Sjam.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall (01016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3G with HSDPA technology up to 3,6 Mbps. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information:

Public Relations Division

Telp:     62-21-3869625

Fax:      62-21-3812617

E-mail:  publicrelations@indosat.com

Website: www.indosat.com

Divisi Investor Relations

Telp : 62-21-3869615

Fax  : 62-21-3804045

E-mail : investor@indosat.com

Website : www.indosat.com